THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
March 3, 2006
REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations
The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on March 3, 2006. Each of the matters is described in greater detail in the Notice of the 174th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.
1.  Election of Directors
Each of the 16 nominees listed in the Management Proxy Circular were elected as Directors of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	543,002,560	91.85	48,174,691	8.15
C.J. Chen	589,157,313	99.66	2,019,938	0.34
N. Ashleigh Everett	555,102,150	93.90	36,075,101	6.10
John C. Kerr	555,591,152	93.98	35,586,099	6.02
The Hon. Michael J.L. Kirby	585,219,104	98.99	5,954,017	1.01
Laurent Lemaire	554,487,937	93.79	36,689,314	6.21
John T. Mayberry	589,949,433	99.79	1,214,574	0.21
The Hon. Barbara J. McDougall	556,875,128	94.20	34,288,859	5.80
Elizabeth Parr-Johnston	585,569,333	99.05	5,606,414	0.95
Alexis E. Rovzar de la Torre	581,814,132	98.42	9,357,815	1.58
Arthur R.A. Scace	553,920,769	93.70	37,254,978	6.30
Gerald W. Schwartz	586,817,889	99.26	4,359,362	0.74
Allan C. Shaw	590,232,709	99.86	847,252	0.14
Paul D. Sobey	569,896,448	96.49	20,744,625	3.51
Barbara S. Thomas	589,975,273	99.80	1,200,350	0.20
Richard E. Waugh	588,976,943	99.63	2,200,308	0.37
Percentages shown in items 1 and 2 are expressed as a percentage of the total number of votes cast and withheld.

2.  Appointment of Auditors
KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
582,533,934	98.54	8,629,655	1.46
3.  Shareholder Proposal No. 1 — Publication of financial statements for subsidiaries operating in tax havens.

Votes For	% For	Votes Against	% Against
15,970,843	2.71	573,054,184	97.29
4.  Shareholder Proposal No. 2 — remuneration and benefit payments to senior officers be subject to prior approval of shareholders.

Votes For	% For	Votes Against	% Against
50,688,285	8.60	538,372,117	91.40
5.  Shareholder Proposal No. 3 — ethical standards for director nominees.

Votes For	% For	Votes Against	% Against
23,522,975	3.99	565,537,466	96.01